File No. 82-4555

BLACKROCK

February 25, 2002

02015785

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

SUPPL

02 MAR 13 AM 8:35

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press release dated February 19, 2002
2) Press release dated February 20, 2002

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

PROCESSED
MAR 29 2002
P THOMSON FINANCIAL

Don Cook
Vice –President, Finance

dlw 3/14

BlackRock Ventures Inc.: 400, 435 - 4 Avenue SW, Calgary, Alberta T2P 3A8 T: (403) 233-2253 F: (403) 263-0437 Website: blackrock-ven.com

File No. 82-4555

02 MAR 13 AM 8:35

BLACKROCK

FOR IMMEDIATE RELEASE

Not for distribution to United States newswire services or for dissemination in the United States

BlackRock Announces $15 million Bought Deal Financing

CALGARY, ALBERTA, (February 20, 2002) - BlackRock Ventures Inc. (TSE:BVI) announced today that it has entered into a bought deal financing arrangement with Griffiths McBurney & Partners to issue 10,000,000 common shares by way of private placement for total gross proceeds of $15 million. The common shares are being issued at a price of $1.50 per share. In addition, BlackRock has granted a greenshoe option to the underwriter at the same price. The closing of the share issue is expected to be March 6, 2002.

For further information, please contact:
John Festival
President
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSE:BVI),
visit our website, www.blackrock-ven.com

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File No. 82-4555

02 MAR 13 AM 8:56

BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Updates Drilling Activities at Seal, Alberta

CALGARY, ALBERTA, (February 19, 2002) - BlackRock Ventures Inc. (TSE:BVI) is pleased to provide an update to its exciting new heavy oil discovery at Seal, Alberta.

BlackRock has now completed drilling six wells of a planned eight well delineation program at Seal, and results continue to exceed our initial expectations for the area.

Five of the six wells are producing in excess of our target production rates of 200 barrels of oil per day. The wells are being produced below their maximum rates until the infrastructure to handle the high volumes of heavy oil can be constructed. Initial production testing of the three most recently drilled wells confirm an extension of the pool to the east and to the south. Testing of the higher risk northeast extension of the pool produced water and minor amounts of oil. A remedial workover to determine the source of the water is planned for this well, however, the results of this well should not have a significant impact on the overall development of the Seal field. In addition, BlackRock has completed a vertical stratagraphic test well which confirms an extension of the pool to the west. BlackRock is now proceeding to drill the seventh horizontal well of the program in this area. The eighth well of the program will follow and drilling operations should be completed by March 15, 2002. A map showing BlackRock's acreage holdings and the location of its eight well drilling program can be found on its website at www.blackrock-ven.com.

BlackRock will utilize the production results from these eight wells to design a development plan for the area which will include the horizontal well layout, production gathering system and battery. BlackRock will have an average working interest of 60% in this development and has accumulated over 40,000 net acres of land in the Seal area, which provide significant opportunities for subsequent development.

Certain information regarding the Company contained herein may constitute forward looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

For further information, please contact:
John Festival
President
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSE:BVI),
visit our website, www.blackrock-ven.com

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